UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing ' Nine-month Interim Management Statement'

25 October 2010

PEARSON NINE-MONTH INTERIM MANAGEMENT STATEMENT

Strong trading in all businesses and full-year guidance raised:
adjusted EPS now expected to be approximately 10% ahead of last year

Pearson, the world's leading learning company, is today providing an update on trading in the first nine months of 2010.

Demand in some of our markets remained subdued in the third quarter, and the macroeconomic outlook is still uncertain. Even so, Pearson increased sales by 7% and adjusted operating profit 15% in the first nine months of 2010*. All parts of the company continued to perform strongly, with sales growth of 5% in Penguin, 7% in education and 11% at the Financial Times Group.

Our businesses continue to generate significant growth in digital and in developing markets, and to benefit from further efficiency gains. We are also building our position in developing economies and services businesses, reinvesting some of the Interactive Data sale proceeds in the acquisitions of America's Choice, Wall Street Institute, SEB and Melorio.

The end of the year is a key selling season in education and consumer publishing, and both businesses face tough comparables in the fourth quarter of 2010. However, we are trading ahead of previous guidance and we now expect full year adjusted earnings per share to increase by approximately 10% on the 2009 base of 65.4p. This guidance includes the profit contribution from Interactive Data for seven months of 2010 (compared with a full year in 2009) and assumes that the current exchange rate of £1:$1.57 prevails in the fourth quarter (a 5 cent move in the average £:$ exchange rate for the full year - which in 2009 was £1:$1.57 - has an impact of approximately 1.3p on adjusted earnings per share).

Highlights for the first nine months of 2010

In education, we continue to accelerate our transformation from book publisher to the leading global learning technology and services company through organic investment and bolt-on acquisitions.

In North America, this strategy enabled us to gain share and grow faster than our market, with sales growth of 5% in the first nine months.

Our Higher Education business grew strongly once again. Its market remains healthy (industry sales up 10% in the first eight months, according to the Association of American Publishers) and our leadership in digital learning continues to produce market share gains. More than 3.5m students have enrolled in an online course provided by eCollege in the first nine months, an increase of almost 39% over last year. More than 6.5m college students have registered for our subject-specific digital learning tools (MyLabs), an increase of almost 34%.

Our Assessment and Information business remained resilient as we won or renewed a number of contracts including a teacher certification contract in Pennsylvania and student data systems in Utah.

The breadth of our School Curriculum business and its strength in digital is enabling us to grow despite weakness in state and local funding and uncertainty around the impact of new Common Core standards. We are planning on the basis that school funding remains under pressure in 2011 and that the total new adoption opportunity will be lower than in 2010. We are accelerating the transformation of our School business, investing to broaden the range of products and services we offer to schools to help them boost student performance and institutional efficiency.

Sales in International Education are up 8% after nine months. We are benefiting from strong demand in developing markets and for assessment services, English Language learning in China and digital, while developed markets and school publishing are generally soft. In the first nine months, MyLab registrations outside North America were up almost 40% on the same period last year to more than 460,000.

We are continuing to build our business in fast-growing developing economies, taking a strong position in global English teaching through the acquisition of Wall Street Institute which now has 428 schools in 27 countries; and in Brazil through the acquisition of SEB (where we have completed the first phase of the acquisition, taking ownership of 70% of the school learning systems company, with our tender offer to buy out the remaining public shareholders expected to complete in the fourth quarter).

In Professional Education, sales are up 17%. We continue to see good growth in Professional Testing, administering almost 6m tests in the first nine months of the year, up 6% on 2009, with good growth in the IT and Professional segments. We completed the acquisition of Melorio on 17 June 2010, extending our position in vocational training. Market conditions in our professional publishing business remain challenging but we are benefiting from good growth in digital sales.

Sales are up 11% at the FT Group. The Financial Times had another good quarter, boosted by strong demand for its print and digital content (digital subscriptions up 50% to more than 180,000) and sustained advertising growth. Mergermarket also improved in both renewals and new sales, helped by increased M&A activity.

At Penguin, sales are up 5%. Physical retail markets are tough, but are offset for Penguin by strong publishing and rapid growth in eBook sales (which have increased threefold). Penguin continues to lead the industry in innovation in digital publishing, with 16,500 eBook titles now available and a number of children's apps for bestselling brands. The Fry Chronicles by Stephen Fry became a bestseller in five formats (hardback, ebook, enhanced ebook, app and audio), a publishing first. The fourth quarter is an important selling season in consumer publishing and Penguin has a strong line-up of bestselling authors including Tom Clancy, Patricia Cornwell, Barbra Streisand and Nora Roberts in the US; and Michael McIntyre and Jamie Oliver in the UK.

Balance sheet  At the start of 2010, Pearson had net debt of £1.1bn. Our 2009 net debt/EBITDA ratio was 1.1x and interest cover was 8.8x. 2010 net debt peaked in June at £1.7bn, following the normal seasonal build-up of working capital in the first half of the year.  Strong cash generation and the receipt of the proceeds from the sale of Interactive Data (£1.1bn) on 29 July 2010, partially offset by acquisitions (totalling approximately £0.6bn, reflecting only the first tranche payment for SEB), helped to reduce our net debt at the end of September 2010 to £0.7bn (September 2009: £1.7bn). We will pay £0.25bn of tax on the Interactive Data disposal proceeds in the fourth quarter.

Exchange rates  Pearson generates approximately 60% of its sales in the US. Excluding Interactive Data, a 5 cent move in the average £:$ exchange rate for the full year (which in 2009 was £1:$1.57) has an impact of approximately 1.3p on adjusted earnings per share. The average rate during the first nine months of 2010 was £1:$1.53 (compared to £1:$1.54 in the first nine months of 2009), and the closing rate at the end of September was £1:$1.56).

Revenue growth analysis: first nine months of 2010

	Headline	CER	Underlying
North American Education	6%	5%	4%
International Education	10%	8%	4%
Professional Education	18%	17%	7%
Pearson Education	8%	7%	5%
FT Group	11%	11%	8%
Penguin	8%	5%	5%
Total	8%	7%	5%

* Throughout this statement, growth rates are given at constant exchange rates (unless otherwise stated). They are based on continuing operations and exclude the impact of currency movements. Underlying growth rates exclude the impact of both currency movements and portfolio changes.

ENDS

For more information:
Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith                                           + 44 (0)20 7010 2310

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements.  In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future.  There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control.  These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents.  Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 25 October, 2010

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary